Filed Pursuant to Rule 424(b)(2)
File No. 333-180989

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Subordinated Medium Term Notes, Series M, Fixed Rate Notes	$2,500,000,000	99.897%	$2,497,425,000	$321,668.34

(1)	The total filing fee of $321,668.34 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 18 dated May 27, 2014

(to Prospectus Supplement dated May 25, 2012

and Prospectus dated April 27, 2012)

WELLS FARGO & COMPANY

Subordinated Medium-Term Notes, Series M

Fixed Rate Notes

Aggregate Principal Amount Offered:	$2,500,000,000

Trade Date:	May 27, 2014

Original Issue Date (T+5):	June 3, 2014

Stated Maturity Date:	June 3, 2026

Interest Rate:	4.10%

Interest Payment Dates:	Each June 3 and December 3, commencing December 3, 2014, and at maturity

Price to Public (Issue Price):	99.897%, plus accrued interest, if any, from June 3, 2014

Agent Discount (Gross Spread):	0.45%

All-in Price (Net of Agent Discount):	99.447%, plus accrued interest, if any, from June 3, 2014

Net Proceeds:	$2,486,175,000

Benchmark:	UST 2.50% due May 15, 2024

Benchmark Yield:	2.511%

Spread to Benchmark:	+160 basis points

Re-Offer Yield:	4.111%

Redemption:	The notes are not redeemable at the option of Wells Fargo & Company

Listing:	None

Risk Factors:	See below

Subordination:	The notes will rank equally with all of our other subordinated notes and, together with such other subordinated notes, will be subordinated to all of our existing and future Senior Debt, as defined under “Description of Debt Securities—Subordination” in the accompanying prospectus. In addition, holders of the notes may be fully subordinated to interests held by the U.S. government in the event we enter into a receivership, insolvency, liquidation or similar proceeding. As of March 31, 2014, on a non-consolidated basis, Wells Fargo & Company had approximately $62.3 billion of Senior Debt outstanding, excluding obligations under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts. In addition, Wells Fargo & Company was obligated on such date under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts to which the notes will be subordinated pursuant to the terms of the subordinated indenture.

See “Description of the Notes” in the accompanying prospectus supplement and “Description of the Debt Securities—Subordination” in the accompanying prospectus for additional information regarding subordination.

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$2,000,000,000

Agents (Senior Co-Managers):	ABN AMRO Securities (USA) LLC	75,000,000
	ANZ Securities, Inc.	75,000,000
	Danske Markets, Inc.	75,000,000
	nabSecurities, LLC	75,000,000
	National Bank of Canada Financial Inc.	75,000,000
	UniCredit Capital Markets LLC	75,000,000

Agents (Junior Co-Managers):	CastleOak Securities, L.P.	12,500,000
	Loop Capital Markets LLC	12,500,000
	Samuel A. Ramirez & Company, Inc.	12,500,000
	The Williams Capital Group, L.P.	12,500,000

	Total	$2,500,000,000

Plan of Distribution:

On May 27, 2014, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.447%, plus accrued interest, if any, from June 3, 2014. The purchase price equals the issue price of 99.897% less a discount of 0.45% of the principal amount of the notes.

Market Making:

Unless otherwise indicated, this pricing supplement is being delivered in connection with the initial sale of the notes. Wells Fargo Advisors, LLC and Wells Fargo Securities, LLC, or another of our affiliates, may use this pricing supplement in a market-making transaction in the notes after the initial sale. None of the agents named in this pricing supplement is obligated to make a market for the notes.

Certain U.S. Federal Income Tax Consequences:

As discussed in the accompanying prospectus under “Certain U.S. Federal Income Tax Considerations,” legislation was enacted in 2010, contained in Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, that will impose a 30% withholding tax on withholdable payments (as defined below) made to a foreign financial institution, unless such institution enters into an agreement with the U.S. Department of the Treasury (“Treasury”) to, among other things, collect and provide to it substantial information regarding such institution’s United States financial account holders, including certain account holders that are foreign entities with United States owners. The legislation also generally imposes a 30% withholding tax on withholdable payments to a non-financial foreign entity unless such entity provides the paying agent with a certification that it does not have any substantial United States owners or a certification identifying the direct and indirect substantial United States owners of the entity. “Withholdable payments” include payments of interest with respect to notes from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest from sources within the United States, unless the payments of interest or gross proceeds are effectively connected with the conduct of a United States trade or business and taxed as such. As enacted, these withholding and reporting obligations generally apply to payments made with respect to the notes. Under final Treasury regulations effective January 28, 2013 and other administrative guidance, these withholding and reporting requirements with respect to interest will be delayed until July 1, 2014, and withholding on gross proceeds will be delayed until January 1, 2017. Further, withholding will not apply to notes outstanding on July 1, 2014, unless such notes undergo a significant modification after that date. Investors are urged to consult their own tax advisors regarding the application of the legislation and proposed regulations to the notes.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	94974BFY1

Risk Factors

Your investment in the notes involves risks. This pricing supplement and the documents incorporated by reference do not describe all of those risks. Before purchasing any notes, you should carefully consider the following risk factors and the risk factors contained in the documents incorporated by reference in this pricing supplement, including the risk factors contained in our annual and quarterly reports. You should consult your financial, legal, tax and other professional advisors as to the risks associated with an investment in the notes and the suitability of the investment for you.

If We Become Insolvent, Holders Of Our Senior Notes May Receive More Than Holders Of The Notes.

Any notes we issue pursuant to this pricing supplement are unsecured and rank junior to our Senior Debt, as defined in the accompanying prospectus under “Description of Debt Securities—Subordination.” If certain events in bankruptcy, insolvency or reorganization occur, we will first pay all Senior Debt, including any interest accrued after the events occur, in full before we make any payment or distribution on account of principal of or interest on the notes, and there is no limitation on our ability to incur additional debt senior to or on parity with the notes. If we become insolvent, holders of the Senior Debt may receive more, ratably, and holders of the notes having a claim pursuant to those notes may receive less, ratably, than our other creditors. In addition, holders of the notes may be fully subordinated to interests held by the U.S. government in the event that we enter into a receivership, insolvency, liquidation or similar proceeding.

The Notes Are Subject To Limited Rights of Acceleration.

Payment of principal on the notes may be accelerated only in the case of certain events of bankruptcy or insolvency, whether voluntary or involuntary. If you purchase the notes, you will have no right to accelerate the payment of principal on the notes if we fail to pay interest on the notes or if we fail in the performance of any of our other obligations under the notes.

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